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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2015
11 REGISTRATIONS BRANCH

SEC Mail Processing Section
AUG 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Scottsdale Capital Advisors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E McDonald Drive #6
(No. and Street)

Scottsdale, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry Diekmann (480) 603-4900
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company LLP
(Name - if individual, state last, first, middle name)

32565 B Golden Lantern, Suite 509, Dana Point, CA 92629
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Henry Diekmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Scottsdale Capital Advisors Corporation as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Henry Diekmann, President

Notary Public

STEPHANIE WELCH
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
April 24, 2016

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( )	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.
( )	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.

Scottsdale Capital Advisors Corporation

STATEMENT OF FINANCIAL CONDITION

For the Year Ended June 30, 2015

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Scottsdale Capital Advisors Corporation (the "Company") as of June 30, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
August 11, 2015

32565 B Golden Lantern, Suite 509 Dana Point, CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Current assets:		
Cash and cash equivalents	$	313,984
Accounts Receivable		524,093
Securities owned, at fair value		28,000
Prepaid expenses		13,172
Total current assets		879,249
Other Assets:		
Deposits		4,817
Total other assets		4,817
Total assets	$	884,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	101,408
Accrued expenses		374,416
Total liabilities		475,824
Commitments and contingent liabilities (Note 6)		
Stockholders' equity:		
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding		795,000
Additional paid in capital		76,000
Retained earning		(462,758)
		408,242
Total liabilities and member's equity	$	884,066

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2015

1. ORGANIZATION

Scottsdale Capital Advisors Corporation (the Company), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to retail and institutional customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to U.S. and international customers.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

Impairment of Long-Lived Assets

In accordance with *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing and the current and prior years remain subject to examination as of June 30, 2015.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Accounting Standard Codification 350, Goodwill and Other ("ASC 350") formerly Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with ASC 350, no amortization is recorded for goodwill with indefinite useful life.

3. FURNITURE AND EQUIPMENT

Office Furniture and equipment	$	269,708
		269,708
Less: Accumulated depreciation		(154,946)
Prior years impairment of furniture and equipment		(114,762)
At June 30, 2015:	$	-

4. NOTES PAYABLE

On December 22, 2011 the Company entered into a promissory note with FINRA in the amount of $93,750 as a result of assessed sanction and fines by FINRA. The terms of promissory note include are three years with fixed annual interest rate of 6.25% which accrue. The company was required to make monthly payments of interest and principal. The Note was paid in full in December of 2014.

5. RELATED PARTY TRANSACTIONS

The Company has a formal lease agreement with a related party which the shareholders owns for its headquarter in Scottsdale, Arizona and which terminates upon notice by landlord.

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's Director.

On March 3, 2011, the Company's then president, a related party, acquired the entire interest in Alpine Securities a clearing firm. During the course of the year ended June 30, 2015 the company recognized $8,297,866 in clearing revenue which reflected approximately 99% of total revenues recognized during the year. As of June 30, 2015 the company had a $524,093 receivable from Alpine Securities. As of June 30, 2015 the company had $25,000 deposit on account with Alpine Securities.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company maintains a lease commitment for its office facility in Scottsdale, AZ which terminates upon notice by landlord. From time to time the Company leases additional space for which there are no formal lease commitments.

Legal

During the last Audit period, the company reported one open regulatory investigation and three pending civil arbitrations. All the arbitrations have settled. A new civil matter has arisen but there are no substantive allegations being made against the Company. The company has filed a motion to dismiss and expects to prevail on the merits of the matter. The regulatory investigation has resulted in a regulatory complaint. The regulatory complaint has been disclosed on the Company's Form BD on the Central Registration Depository system maintained by FINRA. Company has denied the allegations in the complaint and expects to defend the matter. As a result, the Company expects it will continue to incur high legal costs through the end of the current fiscal period. In addition, the Company may be subject to another regulatory investigation that could result in a non-material regulatory fine of less than $25,000. None of the foregoing regulatory matters are expected to materially affect the Company's operations or its ability to maintain adequate net capital to conduct its business.

7. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At June 30, 2015, the Company had no cash deposits in excess of the FDIC coverage.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $386,052 which was $286,052 in excess of its required net capital of $100,000 The Company's ratio of aggregate indebtedness to net capital was 1.23 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

10. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At June 30, 2015, the Company had SIPC net operating revenue $8,345,953 with a general assessment of $18,461, $8,919 balance which is due by August 30, 2015. The Company plans to pay the assessment timely.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 11th, 2015, the date which the financial statements were available to be issued and nothing has occurred that would require disclosure.